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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 9, 2006

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	**V6C 2T7**
Vancouver, British Columbia, Canada	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

a. On November 9, 2006, Dutton Associates issued a press release this afternoon announcing an update to their independent investment opinion on International Barrier Technology. The report maintains their Speculative Buy Rating.

b. **Watkins, MN; Vancouver, BC November 15, 2006** - International Barrier Technology Inc. (Barrier) (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire resistant building materials, is pleased to report record shipments for the month ending October 2006. Eight hundred, seventy six thousand, three-hundred and eighty four sq. ft. (876,384) of Blazeguard products were shipped during October 2006. This is an increase of 100% from the 439,000 shipped during the same period last year.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

      99.1   Report, November 9, 2006
      99.2.   Press Release, November 15, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2006   International Barrier Technologies Inc.
                                         (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1



DUTTON ASSOCIATES
INDEPENDENT RESEARCH

RESEARCH REPORT

Gerald F. LaKarnafeaux, CFA
glakarnafeaux@duttonassociates.com

International Barrier Technology Inc.

November 9, 2006

Symbol (OTCBB)	IBTGF	Fiscal Year Ending: June				
Industry:	Industrial & Manufacturing	Year	EPS	P/E	REVS	PSR
Recent Price:	$0.61	2004 A	($0.02)	- - - x	$3.1	5.8 x
52-Week Price Range:	$0.53 - $0.88	2005 A	($0.04)	- - - x	$4.4	4.1 x
Target Price (12 Months)	$1.34	2006 E	($0.01)	- - - x	$6.6	2.7 x
Avg. Daily Vol. (3 mo.):	42,418	2007 E	$0.01	61.0 x	$10.7	1.7 x
		2008 N/A	- - -	- - - x	- - -	- - - x

Balance Sheet Data (mil)	06/30/06	Ownership and Valuation (mil)		Current Rating History	
Cash Equivalent:	$0.9	Shares Outstanding:	29.34	Date Assigned:	9/6/05
Working Capital:	$1.1	Inside Ownership:	32%	Price at Rating:	$0.70
Long-Term Liabilities:	$0.5	Institutional Ownership:	15%	Original Price Target:	$1.44
Shareholders' Equity:	$5.0	Equity Market Value:	$17.9	Time Frame:	12 Months

Update Report

Rating: Speculative Buy

Basis for Rating

- International Barrier Technology Inc. (Barrier) produces and markets Pyrotite™, a proprietary chemical formulation that has superior fire-retardant properties. Pyrotite is applied as a coating to plywood or other substrate panels that are sold to builders of new multi-family housing units and the commercial modular market. The finished product is branded as Blazeguard®.

- Demand for the Company's products is expected to increase in spite of what has been in recent months a softening in residential construction. Such a counter-cyclical performance potential is explained by the low base of Barrier's surface capacity of 50 million square feet relative to the estimated 550 million square feet size of the multi-family construction panel and commercial modular building markets. There is a significant opportunity for market share penetration.

- In the fiscal year ending June 30, 2006, the Company shipped 7.89 million square feet, or 16% of rated capacity. Fiscal 2006 square feet shipments were 65% above fiscal 2005 shipments of 5.16 million square feet. Sales for the year were $6.6 million compared to $4.4 million in fiscal 2005.

- Shipments in the first fiscal quarter ending September 30, 2006 were 2.692 million square feet, or 63% above the comparable 2005 quarter of 1.651 million square feet.

- We estimate that in fiscal 2007 the Company will ship 13.4 million square feet, up 70% over fiscal 2006.

- Additional support for the current rating is listed in the Dutton Associates second update report dated July 14, 2006.

Pyrotite

Barrier produces and markets Pyrotite, a proprietary chemical formulation that has fire-retardant properties. When applied to plywood or other building material substrates, such as Oriented Strand Board (OSB) or particleboard, the end product, branded as Blazeguard, prevents ignition and the spread of flames and smoke. The end product is stronger than competing material. Blazeguard is a so-called Green Product. Importantly, it does not mold or mildew. It is a nontoxic, noncombustible, inorganic chemical formulation. The base component is a powder, which is mixed with a liquid and chopped fiberglass. The mixture is cured and applied or bound to a plywood panel or other substrates to form a solid coating. Notably, the substance contains molecularly bound water. The water molecules are released and vaporize when exposed to the high temperatures of a fire but below the kindling temperature of the substrate. It exceeds building code fire-retardant standards by a wide margin. Relative to traditional fire retardant solutions, Pyrotite is arguably a superior product that is competitively priced.

Recent Operating Results

The Company closed its fiscal year on June 30, 2006. Table 1 displays the profit and loss results for the 2006 fiscal year compared to fiscal 2005.

Table 1. Profit and Loss Statement Fiscal 2006 versus 2005
(Dollars in millions)

	June 30, 2006	% of Sales	June 30, 2005	% of Sales
Surface Volume Shipped (mil sq.ft.)	7,894,000		5, 163,800	
Sales	6.604	100.0	4.376	100.0
Cost of Goods Sold	5.157	78.1	3.470	79.3
Gross Profit	1.447	21.9	0.906	20.7
General & Administration Costs	1.737	26.3	1.910	43.7
Operating Loss	-0.290		-1.004	
Other Income	0.078	nominal	0.023	nominal
Net Loss	-0.212	103.2	-982	121.5
Foreign Currency Adjustment	0.066	nominal	0.041	nominal
Comprehensive Loss for Year	-0.146	102.2	-0.941	121.5
Loss Per Share	-0.01		-0.04	

Source: Dutton Associates; SEC Filing

Sales for the fiscal year 2006 were 51% above fiscal 2005. Surface volume was higher by 65%. Gross Profit was above fiscal 2005 by 60%. General and Administration expenses declined year-over-year by 9%. The decline in G&A is mainly attributed to a reduction in stock-based compensation, which declined to $217,000 from the $719,000 in the prior year. The net loss for the year before foreign currency adjustment was $212,000, down from a 2005 net loss of $982,000. Cash flow after adding back the non-cash charges of $464,000 (Amortization of $247,000 and stock based compensation of $217,000) was positive by $252,000. Cash flow in 2005 was a negative $48,000.

In the fiscal fourth quarter ending June 30, 2006, surface volume was 2,267,000 square feet, up 74% from the 2005 period. Sales were $1.83 million compared to the year-over-year quarter of $1.07 million. Gross profit was $330,000 versus $157,000, an improvement of 112%. The loss for the quarter was $79,000 compared to a 2005 fourth quarter loss of $189,000. Cash flow in the 2006 fourth quarter was $305,000 versus a negative cash flow in the 2005 fourth quarter of $97,000.

Barrier discloses monthly surface volume shipments and sales shortly after month end. In September surface volume increased by 84% to 1,080,448 square feet compared to September 2005 of 586,000 square feet. The Company shipped $795,684 of product in September, which was 69% above the prior year September shipments of $471,151.

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

Volume in the first quarter ending September 30, 2006 was 2,691,800 square feet, which was 63% above the 2005 first quarter of 1,651,400 square feet. Sales for the September quarter of $1,987,567 were 48% above the prior year period sales of $1,342,000.

Operating results for the September quarter will be disclosed in the 10Q expected to be filed in mid-November.

Liquidity

The Company closed the June 30, 2006 fiscal year period in a strong financial position, particularly with the expectation of positive cash flow in future periods. During the 12-month period ending June 30, 2006, the Company raised a total of $1.06 million through the issuance of 1,744,600 common shares. The Company had cash and equivalents of $897,111 on June 30, 2006. Current assets of $1.72 million were 2.8 times current liabilities. Working capital was $1.11 million. The Company has only nominal long-term debt of $18,200.

Gross Margin Computation

There are two factors influencing Barrier's gross profitability.

The first factor is the impact of the increasing production of the new line. The line began production in March. However, it has not been without start-up problems. The older line has been providing the larger share of production as demand was increasing significantly in the last two quarters. In the June quarter production from the new line was only 19% of output. In the first fiscal quarter ending September 30, 2006, the new line production represented 33% of output. Probably, over the next six months the new line output will replace the need for any production from the old line. It is important that it does since the old line is operating at its capacity. Higher production from the new line will be required to meet the market demand.

Eventually the older line will be limited to product development projects and special orders. The relevance of this shift to the new line is the improvement in efficiency that is designed into the new capacity. Margin improvement can be expected from the lower waste of raw material due to less spoilage. Also, labor costs per unit of output are lower on the new high speed, highly automated line.

The second influence on gross profitability is the impact of substrate pricing. There could be a masking of the operational efficiencies of the new line because of the Company's method of product pricing.

The plywood and/or sheath rock substrates that are coated with Pyrotite material are commodities characterized by frequent price changes in both directions. For example, in the past 12 months a representative substrate product sold at a high of $.41 per square foot to a low of $.16 per square foot. In pricing the finished panels, the Company increases or reduces its selling prices to reflect the current cost of the substrate. The substrate is marked up the nominal amount of approximately $.025 per square foot for handling. The real profit is in the gross margin of the value-added Pyrotite panel coating. The cost of treating the substrate and associated material costs to create the finished product is priced at a constant percentage in the area of 68% of sales, resulting in a gross margin of 32%. The consequence of this pricing practice is to potentially experience fluctuations in substrate gross margins as a percentage of sales, which does not positively or negatively impact the absolute dollars of gross profit. In a period of rising prices the substrate becomes an increasing component of the finished product cost. However, the cost is recovered by a proportionate increase in pass through selling prices. The trend in substrate prices over the past 12 months has been a declining one. Consequently, dollar sales have been below our earlier projection. However, gross profit in absolute dollars has been on target.

As stated, this pricing mechanism could mask the improvement in profitability that is derived from the inherent efficiencies of the new production line. Since on a secular basis commodity prices tend to trend up, the current year notwithstanding, investors are admonished to give little weight to the gross profit as a percentage of sales. The best

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

measure of gross profit performance is expressed in absolute dollars. And the best measure of Barrier's growth and market penetration is a quarterly year-over-year comparison of surface volume shipments as presented in table 2, below.

Table 2. Quarterly Volume Shipments
(Millions of square feet)

Quarter Ending	Volume	Volume	% Change
June '07est vs June '06	4.125	2.267	82
March '07est vs March '06	3.400	2.155	58
Dec '06est vs Dec '05	3.210	1.820	76
Sept '06 vs Sept '05	2.692	1.651	63
June '06 vs June '05	2.267	1.306	74
March '06 vs March '05	2.155	1.361	58
Dec '05 vs Dec '04	1.820	1.291	41
Sept '05 vs Sept '04	1.651	1.206	39

Source: Dutton Associates; Company Guidance

Financial Projection

Table 3 displays the actual fiscal year ending June 30, 2006 and our projection of fiscal year 2007. Included in the 2006 and estimated 2007 results is an estimate of corporate expenses related to International Barrier, the Canadian-based parent company. These expenses include stock-based compensation, trademark and technology amortization, audit and legal fees, investor relations and other non-operating expenses. These items aggregate $600,000 annually and are included in SG&A. In the projection of 2007 quarterly results, we have attributed $125,000 of these items in each of the first three quarters and $225,000 in the fourth quarter. There was no disclosure of when they were expended in fiscal 2006, although the total for the year approximated $600,000.

Table 3. Estimated Operating Results — 2006 versus 2007
(Dollars in millions)

	Q1 2006 A	Q2 2006 A	Q3 2006 A	Q4 2006 A	Year 2006 A	Q1 2007*	Q2 2007 E	Q3 2007 E	Q4 2007 E	Year 2007 E
Volume mil sq ft	1.651	1.820	2.155	2.267	7.893	2.692	3.200	3.400	4.125	13.427
Sales	1.345	1.610	1.825	1.826	6.604	1.985	2.570	2.764	3.365	10.684
COG	0.991	1.287	1.381	1.497	5.157	1.694	2.144	2.251	2.620	8.710
Gross Profit	0.354	0.323	0.444	0.330	1.448	0.290	0.426	0.512	0.746	1.975
SG&A	0.247	0.448	0.350	0.480	1.738	0.418	0.439	0.441	0.526	1.824
Net Income	0.059	-0.184	0.061	-0.079	-0.146	-0.128	-0.013	0.069	0.220	0.152
EPS	0.00	-0.01	0.00	0.00	-0.01	0.00	0.00	0.00	0.01	0.01

*Sales for the quarter ending September 30, 2006 are actual. Expenses will be disclosed in the
10Q filing expected in mid-November.
Shares Outstanding 6/30/06 - 29,389,925

Source: Dutton Associates; SEC Filings; Company Guidance

License Opportunities

Since the Company acquired the world technology rights to Pyrotite in May 2004, there have been expressions of interest from potential licensees in Australia, China, Saudi Arabia, Mexico, Ireland, Great Britain and New Zealand. The Company's strategy has been to delay entering into agreements until the new production line is fully and efficiently operational and all patents involving the production process of Pyrotite have been applied for. On March 6, 2006, the Company announced the filing of a patent application covering the new line production technology. The patent pending status provides the Company with protection from infringement. With the filing of the patent application, it is anticipated that the Company will be more aggressive in seeking license agreements or joint ventures. The goal of any agreement will be to protect the technology, prohibit competition, and receive front-end fees and ongoing royalties. We have not included

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

royalty payments in our revenue projections. However, the long-term potential for global royalty income can be significant. The Company believes that a single licensee could provide $750,000 in pretax income, although it may not be realized for two to three years.

Valuation Issues

After strong market performance in recent years during a robust housing market, the residential construction and related stocks have undergone a contraction in price earnings ratios over the past six months. On average, the PERs of the selected stocks are down by 33%. The decline in prices reflects the recent trend of declining housing starts over the past five months.

Table 4. PER Performance of Selected Residential Housing Stocks

Company	Symbol	12/28/2005	3/16/2006	7/8/2006	10/27/2006
Avatar	AVTR	16.17	16.45	7.86	7.26
Comstock Homebuilding	CHCI	7.53	4.29	3.44	5.47
Continental Materials	CUO	16.21	15.62	15.95	13.12
Drew Industries	DW	22.18	22.63	18.49	15.56
Elk Corp	ELK	13.48	15.67	13.57	11.52
Imperial Industries	IPII	10.41	12.67	11.68	7.54
International Aluminum	IAL	12.74	11.82	10.85	10.46
M/I Homes	MHO	7.04	5.81	5.06	5.16
Orleans Homebuilders	OHB	6.50	5.59	4.74	3.50
Tarragon Corp	TARR	5.98	5.22	3.01	2.42
Average		12.19	11.85	9.47	8.20

Source: Dutton Associates, Reuters

Barrier's stock price during the 10-month period is down by 13%. While this is good relative performance, it does not reflect the strong fundamentals that have been reported over the past three quarters. We believe that a continuation of the strong fundamental performance in fiscal 2007 will result in a higher stock price in spite of the soft housing market.

Our premise in rating Barrier's stock as a **Speculative Buy** is uncomplicated. We are assuming that a cyclical contraction in the residential housing construction industry, and therefore in the valuation of housing-related stocks, will be trumped by the significant growth expected in Barrier's surface volume shipments and profitability. This counter-cyclical performance is possible, in fact probable, for three reasons.

First, Barrier's core products have a relatively small market share when compared to the total market that the Company participates in. Based on estimated core product sales in fiscal 2007 of 13 million square feet, Barrier's market share would approximate 3% of a market estimated to be 450 million square feet. There is obviously an opportunity for Barrier to continue to increase market share even during a cyclical contraction in the residential construction market.

The second reason that supports a counter-cyclical performance relates to new product introductions that are now possible with the new production capacity on line. The introduction of interior wall panels and structural insulated panels should offset any softness in demand that might develop in Barrier's core products.

Finally, the commercial modular market is only minimally influenced by demand in the conventional residential housing market. Sales to this market represent approximately 40% of Barrier's business. Barrier has the capacity, the core and new products and a business plan to increase surface volume by 70% to 13.4 million square feet in fiscal 2007 from a 2006 base of 7.9 million square feet. Further, at the end of fiscal 2007, the Company would still have an additional 37 million square feet of available capacity to accommodate profitable growth in fiscal 2008. (A preliminary estimate of fiscal 2008 surface volume shipments is 25 million square feet.) We continue to rate International Barrier Technology stock as a **Speculative Buy** with a 12-month target price of $1.34 per share.



| 09/06/05 SPB:$0.73 T: $1.44 | 03/09/06 SPB:$0.71 T: $1.44 | 05/11/06 SPB:$0.75 T: $1.34 | 07/14/06 SPB:$0.75 T: $1.34 | 09/19/06 SPB:$0.66 T: $1.34 |

| 01/13/06 SPB:$0.79 T: $1.34 | 03/16/06 SPB:$0.72 T: $1.44 | 07/08/06 SPB:$0.72 T: $1.34 | 08/16/06 SPB:$0.68 T: $1.34 | 10/13/06 SPB:$0.61 T: $1.34 |

Legend:

© Investars.com

Dutton Associates	
Current Ratings Distribution	
Rating	**% Total**
Not rated	1.46
Strong Buy	13.14
Buy	9.49
Strong Speculative Buy	27.74
Speculative Buy	28.47
Neutral	16.79
Avoid	2.92

Dutton Associates • 4989 Golden Foothill Parkway, Suite 4 • El Dorado Hills, CA 95762 • Phone (916) 941-8119

Analyst: Gerald F. LaKarnafeaux, CFA
During the past 40 years, Mr. LaKarnafeaux has held senior positions in international and regional investment banking firms as a securities analyst, portfolio manager and director of corporate finance. Mr. LaKarnafeaux is currently providing consulting services to early stage private and public companies in the areas of corporate valuation and capital formation. He has been an active member and officer of regional chapters of The Financial Analyst Society, The Corporate Finance Council and The American Society of Appraisers.

Analyst Certification:
I, Gerald F. LaKarnafeaux, CFA hereby certify that the view expressed in this research report accurately reflects my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the recommendations or views expressed in this research report.

International Barrier Technology Inc, 750 West Pender Street, Suite 604, Vancouver, V6C 2T7, Canada, (604) 317-6984, www.intlbarrier.com.

Dutton Associates. John M. Dutton, President, 4989 Golden Foothill Parkway, Suite 4, El Dorado Hills, CA 95762 Phone (916) 941-8119, Fax (916) 941-8093.

Information, opinions or recommendations contained in Dutton Associates' research reports or research notes are submitted solely for advisory and information purposes. The information used and statements of fact made have been obtained from sources considered reliable but we neither guarantee nor represent the completeness or accuracy. Such information and the opinions expressed are subject to change without notice. A Dutton Associates research report or note is not intended as an offering or a solicitation of an offer to buy or sell the securities mentioned or discussed. Neither the Firm, its principals, nor the assigned analysts own or trade shares of any company covered. The Firm does not accept any equity compensation. Anyone may enroll a company for research coverage, which currently costs US $39,500 prepaid for 4 Research Reports, typically published quarterly, and requisite Research Notes. Dutton Associates received $35,000 from the Company for 4 Research Reports with coverage commencing on 09/06/2005. Reports are performed on behalf of the public, and are not a service to any company. The analysts are responsible only to the public, and are paid in advance to eliminate pecuniary interests and insure independence. Please read full disclosure and other reports and notes on the Company at **www.DuttonAssociates.com.**

The views expressed in this research report or note accurately reflect the analyst's personal views about the subject securities or issuer. Neither the analyst's compensation nor the compensation received by Dutton Associates is in any way related to the specific recommendations or views contained in this research report or note.

Periodic Research Reports and Research Notes on this Company are available at our web site: **www.DuttonAssociates.com.**

Exhibit 99.2
News Release
For Immediate Release:
November 15, 2006

International Barrier Technology - Fire Resistant Building Materials Company Reports Record Revenue; Record Monthly Sales Volume for October, 2006

October Monthly Sales Volumes increase 100% year to year.

Watkins, MN; Vancouver, BC November 15, 2006 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire resistant building materials, is pleased to report record shipments for the month ending October 2006. Eight hundred, seventy six thousand, three-hundred and eighty four sq. ft. (876,384) of Blazeguard products were shipped during October 2006. This is an increase of 100% from the 439,000 shipped during the same period last year.

Monthly sales revenue increased 56% from $416,810 in October 2005 to $652,061 in October 2006. During this period sheathing costs, which are a pass through commodity, continue near all-time lows. This kept top-line sales revenue lower that what it could have been had sheathing prices been at or above average historical prices. Fiscal year to date sales revenue has increased to $2,639,778 an increase of 50%, from 2006.

Sales into Southern California grew to 21% of the total monthly sales volume, which were captured through our distribution arrangement with Bear Forest Products. Volumes into the multi-family residential roof deck market remained strong and represented 62% of total sales.

"Efficiencies continue to improve on the production line enabling Barrier to keep up with increasing demand for Blazeguard," states Dr. Michael Huddy, President. "As we proceed through the 2nd and 3rd quarters of Fiscal 2007, we anticipate that the percentage of shipments from the new line to continue to grow significantly and will help in the further expansion of sales and improved bottom line performance."

About International Barrier Technology Inc.
International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include four of the five top US homebuilders.

INTERNATIONAL BARRIER TECHNOLOGY INC.
/s/ Michael D. Huddy
Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit: www.intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.